Markman
                                   MULTIFUNDS
                             For investors too smart
                               to do it themselves


April 22, 2008

Mr. Chad Eskildsen
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Markman MultiFund Trust
      File Nos. 33-85182 and 811-8820

Dear Mr. Eskildsen:

      This letter is to recapitulate the comments we discussed on April 4, 2008 regarding the Markman MultiFund Trust's (the "Registrant") 485(a) filing, which filing updated the investment strategy of the Markman Core Growth Fund (the "Fund"), and to describe the Registrant's responses. The responses, where appropriate, will be incorporated in the Registrant's 485(b) filing. The page number references are to the Registrant's most-recent 485(a) EDGAR filing.

                                   Prospectus
Cover

COMMENT

You noted that the statement required by Rule 481(b)(1) under the Securities Act of 1933 was not on the cover page of the prospectus.

RESPONSE

The correct language has been added to the cover page.

Page 2       Investment Objective

COMMENT

You requested a statement be added defining the term "large U.S. securities".

RESPONSE

The large cap definition, "those with capitalization over $10 billion", has been added to the prospectus.

Page 6       Fee Table

COMMENT

You noted that Acquired Fund Fees and Expenses ("AFFE") were not disclosed as part of the Fee Table, and requested confirmation that the amount incurred as AFFE is 1 basis point or less of average net assets of the Fund.

RESPONSE

The Acquired Fund Fees and Expenses for the Fund were less than 1 basis point, and so did not need to be disclosed in the Fee Table.

Page 10      Board Approval of the Investment Management Agreement

COMMENT

You requested that a statement be added stating that the basis for the Board's approval of the investment management agreement can be found in the 6/30/07 Semi-Annual statement as well as the upcoming 6/30/08 Semi-Annual statement.

RESPONSE

This statement has been added.


In providing the above responses, the Registrant acknowledges the following:

      o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
      o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have questions regarding this letter, or need any additional information, do not hesitate to call me at 513.878.4070.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary